Exhibit K

AGREEMENT FOR THE SALE AND PURCHASE OF 16 VESSELS

(this “Agreement”)

March 6, 2026

Signing Parties	• Star Bulk Carriers Corp. (“Star Bulk” or the “Buyer”) • Diana Shipping Inc. (“Diana” or the “Seller”) Collectively the “Parties”
Transaction Description and Structure	• Seller intends to enter into a merger agreement (the “Genco Merger Agreement”) with Genco to acquire (the “Genco Acquisition”) all of outstanding shares of common stock, par value $0.01 per share, of Genco not owned by the Seller
• 16 dry bulk vessels set forth in Exhibit A are owned by subsidiaries of GENCO (each a “Vessel” and collectively the “Vessels”)
• A special purpose entity that, as of the closing of the Genco Acquisition, will be a direct or indirect subsidiary of Genco (each such entity, a “Subject Vessel Owning Subsidiary” and all such entities, collectively the “Subject Vessel Owning Subsidiaries”), will be the registered owner of each one of the Vessels
• Star Bulk through its subsidiaries (each a “SBLK SPV” and collectively the “SBLK SPVs”) to acquire the Vessels set forth on Exhibit A (the “Vessel(s)”) of GENCO (the “Transaction”) from each Subject Vessel Owning Subsidiary. The closing of the Transaction shall take place substantially concurrently with the closing of the Genco acquisition (the date of the closing, the “Closing Date”).
• Star Bulk shall pay an aggregate cash amount of $470.5 million (“Aggregate Purchase Price”) to Diana for the Vessels (as the Aggregate Purchase Price is further broken down individually for each Vessel in Exhibit A or “Vessel Purchase Price”) plus the value of the actual bunkers and unused lubricants and hydraulic oils on board each Vessel all measured at 12 CET noon on the Closing Date between Star Bulk and Diana. If for any reason (other than on account of a sale or a CTL or total loss as addressed below), any Vessel cannot be delivered simultaneously on the Closing Date (which may occur even if a Vessel is not at port), the obligation to pay the Aggregate Purchase Price on the closing shall be reduced by the Vessel Purchase Price of such Vessel and instead shall be paid at such time as such Vessel is delivered (which may occur even if such Vessel is not at port). If however, this delay is prolonged to more than 90 days after the Closing Date (other than by reason of an action taken by Genco prior to closing that Diana does not have the right to prevent or by reason other circumstances otherwise addressed in this Agreement), the Buyer to have the right to cancel the sale of such Vessel and if so cancelled, the Parties will have no further obligation with respect to such Vessel and the Aggregate Purchase price to be reduced accordingly to the extent not previously reduced.

• The Vessels to be delivered free of encumbrances (subject to customary exceptions) to Star Bulk pursuant to separate MOAs, between each Subject Vessel Owning Subsidiary and a SBLK SPV, entered into by the Parties for the Transaction incorporating the terms herein with logical amendments In case of any conflict or discrepancy between the terms of this Agreement and the MOAs , this Agreement will prevail. Words and expressions defined in this Agreement shall have the same meaning in the MOA unless otherwise stated therein
• If between the date hereof and the Closing, any Vessel is lost (CTL or total loss), the parties will exercise best commercial efforts to have that Vessel be replaced with a vessel of Genco of similar value, size and age or, if the parties are unable to agree on a replacement vessel, the closing with respect to such Vessel shall proceed on the Closing Date and Buyer will have the right to receive the insurance proceeds actually received by Genco for the applicable covered loss (net of expenses incurred).
• If between the date hereof and the Closing, any other casualty with respect to a Vessel that puts such Vessel out of class occurs and any damages arising from such casualty have not been repaired in a manner to permit such Vessel to go back into class prior to the Closing, delivery of such Vessel shall be postponed until such repairs are completed; provided that if such repairs are not completed within 90 days of the Closing, the Seller will have no further obligation with respect to such Vessel.
• In case of sale of any Vessel before the closing, the parties will exercise best commercial efforts to have that Vessel be replaced with a vessel of Genco of similar value, size and age or, if the parties are unable to agree on a replacement vessel, the Seller will have no further obligation with respect to such Vessel and the Aggregate Purchase Price shall be reduced accordingly by the sale proceeds actually received by the Genco seller for that Vessel (net expenses incurred) and the Seller will have no further obligation with respect to such Vessel.

In case a Vessel is anticipated to remain chartered at the time of the closing, the parties shall exercise best commercial efforts to enter into a tripartite novation agreement with the charterers before delivery. For the avoidance of doubt, customary pro-ration principles shall apply with respect to the applicable charter for the period between the closing and the delivery date. For future charterparties that Diana can exercise control on, a clause allowing transfer of the Vessel whilst under charter shall be inserted. Seller to exercise best commercial efforts to agree with Genco to have a right of approval of the Genco vessel charterparties, entered into between the date of signing of the Genco Acquisition and closing between Seller and Buyer, and said right, if agreed, to be exercised at the direction of the Buyer

•         Conditions of closing:

o   Substantially contemporaneous closing of the GENCO Acquisition

o   Any required regulatory approvals and consents

Technical Management	• Technical management for the Vessels managed by GS SHIPMANAGEMENT PTE LTD, a joint venture of Genco, shall remain with the present management company until each vessel’s next port of call following delivery of the Vessel (in case any of the Vessels are delivered at sea), otherwise shall be terminated on the date of the delivery of each Vessel. Diana to be responsible for termination fees (if any) for the existing technical management contracts. For the avoidance of doubt, customary pro-ration principles shall apply with respect to the management agreement for the period between the closing and the delivery date.
Information and Inspection

•       To the extent permitted, Diana to share with Star Bulk Vessel inspection reports, records, charter parties (if applicable), management agreements or any other customary Vessel documentation as soon as these are available to Diana.

•        For the avoidance of doubt, Buyer’s diligence is strictly for informational purpose and shall not in any way affect Buyer’s obligation to close the transaction on the terms set forth herein.

Termination	• (a) by mutual written agreement of the Buyer and the Seller; or (b) by either the Buyer or the Seller, by written notice to the other Party, if: (i) the Seller shall have publicly announced that it is no longer pursuing the Genco Acquisition, (ii) if the Seller and Genco shall have entered into the Genco Merger Agreement, the Genco Merger Agreement shall have been terminated pursuant to its terms, (iii) any Governmental Authority of competent jurisdiction shall have issued any order or taken any other action permanently restraining, enjoining, or otherwise prohibiting the transactions contemplated by this Agreement, and such order or other action shall have become final and non-appealable, or (c) by a written notice of Buyer to Seller if the Genco Merger Agreement shall not have been signed between Diana and Genco within 6 months after the date hereof.

Other Terms & Conditions

•         MOAs on BIMCO Saleform 2012 with customary language for S+P transactions and such other modifications to reflect (i) the terms of this Agreement, (ii) that the Vessels will be delivered on an “as is, where is” basis and (iii) that neither Seller nor any of its affiliates (including Genco and its subsidiaries) will be required to make any representations, warranties or indemnities, including in respect of the condition of the Vessels (“M0A”).

•        Buyer to provide information Seller reasonably requests in connection with securities law filings

•        After Closing, Buyer will change the name of each acquired Vessel to remove the name “Genco”.

Timetable	• The parties envisage the following indicative timeline: o Signing of this Agreement on March 6, 2026 o This Agreement announced and disclosed on or about March 6, 2026
Confidentiality	• The parties agree that the content of this Agreement is confidential until public disclosure.
Costs	• Each party shall each cover its own costs.
Applicable law	• English law, LMAA Arbitration as per M0A
WARRANTIES

Each Party hereby represents and warrants to the other that:

(a)        It is duly organized, validly existing under the laws of the jurisdiction of its incorporation and has full corporate power to own its assets and to conduct its business as and where presently conducted;

(b)        it has taken all necessary action and has all requisite power and authority to enter into and perform this Agreement in accordance with its terms and the other documents to be entered into pursuant to it;

(c)        this Agreement and the other documents to be entered into pursuant to it constitute (or shall constitute when executed) valid, legal and binding obligations on it and the parties whom they are to procure entry into of such other documents on the terms of this Agreement and such other documents; and

(d)        compliance with the terms of this Agreement and the documents referred to in it shall not breach or constitute a default under

(i)        its constitutional documents (e.g. articles of incorporation and By-laws);

(ii)       any agreement or instrument to which it is a party or is bound; or

(iii)        any order, judgment, decree or other restriction or rules (including listing rules) applicable to it and

(e)        each of its directors and executive officers is in material compliance with all laws, rules and regulations, applicable to them including without limitation applicable sanctions and anti-money-laundering laws, rules and regulations

NOTICES	Any notice, request, claim, demand and other communications hereunder shall be sufficient if in writing and sent (i) by e-mail of a pdf attachment or (ii) by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows

(a)   if to the Seller, as follows:

Diana Shipping Inc.

Pendelis 16, 175 64 Palaio Faliro

Athens, Greece

Attention: Semiramis Paliou; loannis Zafirakis

Email: spaliou@dianashippinginc.com;

izafirakis@dianashippinginc.com

(b)   if to the Buyer, as follows:

Star Bulk Carriers Corp.

40 Agiou Konstantinou Str

Marousi, 15124 GREECE

Attention: Christos Begleris, Simos Spyrou

Email: cbegleris@starbulk.com; sspyrou@starbulk.com

Each Party acknowledges that the obligations undertaken by the other Party under this Agreement constitute good and valuable consideration and agrees and undertakes to perform its obligations in accordance with its terms.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed as of the date first above written.

STAR BULK CARRIERS CORP.	DIANA SHIPPING INC.
By: /s/ Hamish Norton	By: /s/ Semiramis Paliou

Name: Hamish Norton	Name: Semiramis Paliou
Title: President	Title: CEO

EXHIBIT A

VESSEL NAME	TYPE	DINT	Year Built	Age	Yard	Vessel Purchase Price $ min
Bulk Sydney	NEWCASTLEMAX	208,000	2020	6.1	New Times Shipbuilding	$66.01
Genco Reliance	CAPESIZE	181,100	2016	9.5	Shanghai Waigaoqiao Shipbuilding	$49.40
Genco Resolute	CAPESIZE	181,100	2015	10.4	Shanghai Waigaoqiao Shipbuilding	$46.19
Genco Endeavour	CAPESIZE	181,100	2015	11.1	Shanghai Waigaoqiao Shipbuilding	$44.02
Genco Constantine	CAPESIZE	180,200	2008	18.1	Imabari	$23.68
Genco Lion	CAPESIZE	179,200	2012	14.1	Hyundai Heavy Ind Ulsan$33.86 Shipyard
Genco Tiger	CAPESIZE	179,200	2011	14.4	Hyundai Heavy Ind Ulsan$33.15 Shipyard
Genco Enterprise	ULTRAMAX	64,000	2016	9.6	Zhejiang East Coast Shipbuilding	$19.05
Genco	ULTRAMAX	63,700	2015	11.0	Jiangsu New Hantong ip Heavy Industry	$18.92
Genco Mayflower	ULTRAMAX	63,300	2017	9.1	Chengxi Shipyard	$21.44
Genco Constellation	ULTRAMAX	63,300	2017	9.1	Chengxi Shipyard	$21.41
Genco Weatherly	ULTRAMAX	61,600	2014	11.6	Dalian COSCO KHI	$19.08
Genco Laddey	ULTRAMAX	61,100	2022	4.1	Dalian COSCO KHI	$28.96
Genco Columbia	ULTRAMAX	60,300	2016	9.3	Oshima	$23.76
Genco Hunter	SUPRAMAX	58,700	2007	18.5	Tsuneishi Cebu	$10.38
Genco Bourgogne	SUPRAMAX	58,000	2010	16.1	Yangzhou Dayang Shipbuilding	$11.17
TOTAL		1,843,900		11.4		$470.50